

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Curtis S. Shaw
Executive Vice President, General Counsel and Corporate Secretary
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **Re: Trinseo Materials Operating S.C.A.**
> **Trinseo Materials Finance, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 30, 2013**
> **File No. 333-191460**

Dear Mr. Shaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Supplemental Letter

2.   We note the supplemental letter filed as Correspondence on EDGAR. Please revise the letter to also represent that with respect to any broker-dealer that participates in the exchange offer with respect to original notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm

Curtis S. Shaw
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
October 24, 2013
Page 2

        that it has not entered into any arrangement or understanding with the issuers or an
        affiliate of the issuers to distribute the exchange notes.

Prospectus Cover Page

3.   Please disclose that the exchange notes will be guaranteed by the issuers' direct and
        indirect parent companies and certain existing and future 100% owned subsidiaries of the
        ultimate parent guarantor, and that the guarantees of the guarantors will be joint and
        several, full and unconditional, subject to customary release provisions. Please address
        this comment elsewhere in the filing where you describe the terms of the guarantees.

Market, Ranking, Industry Data and Forecasts, page ii

4.   If true, please confirm that all market and industry data represents information that is
        generally available to the public and was not commissioned by you for use in the
        registration statement.

Our History and Structure, page 7

5.   We note your disclosure related to Trinseo Materials Finance, Inc. Please revise the
        appropriate sections of the prospectus to describe the nature of the co-issuers' obligations
        under the exchange notes. To the extent that they are joint and several, so disclose.

Summary Description of the Exchange Notes, page 15

Guarantees, page 17

6.   Please identify here the names of each parent guarantor. Please also confirm that any
        provision applicable to Trinseo, S.A. as a parent guarantor applies equally to the other
        parent guarantors identified in footnote (2) to your graphical presentation on page eight.

Summary Historical Financial and Operating Information, page 20

7.   We note that your adjustment (c) related to Dow corporate and other allocations relates to
        utilities and site services at Styron/Dow shares sites, indirect costs such as supply chain
        and administrative costs and other corporate costs that were allocated or charged to
        Styron using activity based costing or other allocation methodologies. Please disclose the
        estimated amount of your expenses on a stand alone basis. Refer to Question 2 of SAB
        Topic 1:B:1.

8.   We note that your adjustment (d) related to plant closures and other operational items
        includes turnaround activities that were expensed in the Predecessor period but have been
        capitalized in the Successor period. Please enhance your disclosure to provide more

specific detail as to the specific characteristics of these costs that you have identified as relevant in distinguishing between repairs and maintenance costs you will expense vs. costs you will capitalize. Also, please clarify for us the relevant accounting concepts that support the expensing of these costs in the Predecessor period and the relevant accounting concepts that support the capitalization of these same costs in the Successor period.

Risk Factors, page 26

9.   We note your disclosure in the middle of the introductory paragraph on page 26. Please revise to remove references to other risks and uncertainties which are presently not known to you or which you see as immaterial. Your risk factor disclosure should address all known material risks that you face currently.

Production at our manufacturing facilities could be disrupted for a variety of reasons…, page 49

10.   To the extent that during the last two fiscal years you have experienced any disruptions to your operations which materially impacted your business, please briefly describe these events to help investors better assess this inherent risk.

Description of the Exchange Offer, page 63

Terms of the Exchange Offer; Period for Tendering Original Notes, page 64

11.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

12.   You reserve the right to "delay acceptance for exchange of any Original Notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Procedures for Tendering Original Notes, page 64

13.   We note disclosure in the fifth paragraph of page 65 stating that you reserve the right to waive, among other things, any conditions of the exchange offer either before or after the

Expiration Date. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

14. We also note disclosure in the penultimate paragraph of "Conditions to the Exchange Offer" discussion on 68 relating to your ability to waive any conditions to the exchange offer. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without expressly doing so. Please confirm your understanding supplementally, or revise your disclosure accordingly.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 66

15. Please revise the first paragraph to state that you will issue the exchange notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).

16. Refer to the last paragraph. Rule 14e-1(c) requires that you return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Results of Operations, page 77

17. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales for the six months ended June 30, 2013 were impacted by lower selling prices, a less favorable sales product mix, as well as changes in sales volumes. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible. See Section 501.04 of the Financial Reporting Codification.

18. We note your disclosure on page 51 that fluctuations in currency exchange rates may significantly impact your results of operations. As such, please expand your discussion of results of operations to disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses. For example, your disclosure on page 59

regarding the decrease in net sales for the six months ended June 30, 2013 should quantify the amount of the change due to foreign currency translation in addition to your discussion of sales volume and average selling price. You should also enhance your disclosure to present the impact that foreign currency translations had on your segments' results of operations.

Liquidity and Capital Resources, page 90

19.   Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2012 and June 30, 2013;

- Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. or whether your current plans demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Indebtedness and Liquidity, page 94

Accounts Receivable Securitization Facility, page 95

20.   Please tell us what consideration you have given to filing the agreement related to the securitization facility as an exhibit to the registration statement. In this regard, please note the requirements of Item 601(b)(10) of Regulation S-K.

Our Relationship with Dow, page 121

21.   With respect to the agreements listed in the last four bullet points, here or in an appropriate section of the filing briefly describe the terms pursuant to which the parties may terminate these agreements. We note that "Dow provides significant operating and other services…" risk factor on page 47 does not specify the "variety of situations" a party is permitted to terminate an agreement.

22.   Since the relationship with Dow appears to fall within the ambit of Item 404 of
        Regulation S-K, please revise your disclosure to fully comply with this item's disclosure
        requirements. In this regard, we note your disclosure in Note Q on page F-69 to your
        financial statements.

Joint Venture Option Agreement, page 122

23.   With a view towards disclosure, please tell us whether the joint venture between Dow
        and Styron Holdcos has been formed. Please file the August 9, 2011 agreement with
        Dow as an exhibit to the registration statement or otherwise tell us why you are not
        required to do so.

Annual Performance-Based Cash Incentive Plan, page 145

   24. We note disclosure that the named executive officers qualified for a 10% cash incentive
       payout. Based on the three key metrics discussed in the second full paragraph on page
       141, please disclose how the achievement rating for Responsible Care was measured,
       indicating also the 2012 target and actual Responsible Care achievement ratings.

Guarantees, page 164

25.   We note your disclosure in the second full paragraph on page 165 regarding the
        guarantees being limited "further by the laws of the country in which the Guarantor is
        organized." Given your reliance on Rule 3-10 of Regulation S-X, please provide us with
        a detailed legal analysis as to why these limitations would no longer render the
        guarantees full and unconditional. We may have additional comments following the
        review of your response.

26.   To the extent that the release provisions listed on page 165 constitute "automatic" release
        provisions, so disclose. In this regard, we note your "Not all of our subsidiaries are
        guarantors…" risk factor on page 29.

27.   In paragraph (4) of the release provisions described on page 165, you disclose that the
        guarantee of a subsidiary guarantor will be released if such subsidiary "is not an
        Immaterial Subsidiary solely due to the operation of clause (i) of the definition of
        'Immaterial Subsidiary,' upon the release of the guarantee referred to in such clause."
        Please explain to us how this release provision is intended to operate and why it would
        not constitute an arrangement permitting the subsidiary guarantor to opt out of its
        obligations while the exchange notes remain outstanding, rendering the guarantee no
        longer "full and unconditional" as required by the applicable provisions of Rule 3-10 of
        Regulation S-X.

Collateral and Security Documents, page 166

28.   We note that the capital stock of your subsidiaries has been provided as collateral for the notes and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Rule 3-16 of Regulation S-X. Please add a new risk factor to explain how the Article 3-16 exclusion provision impacts their security interests.

29.   Since the notes were issued with the capital stock of subsidiaries as collateral, notwithstanding that the underlying assets of the entities are also pledged, please help us understand your views on whether this provision is material to note investors. For example, was the pledge of the capital stock negotiated, or did it impact the pricing of the notes? We are concerned that investors, who may consider this a material feature of the notes in making their investment decision and assessing the risks associated with the notes, may consider the provision to be material, and may not have enough information to understand how the Rule 3-16 exclusion impacts their security interests. Please advise or revise your disclosure to provide the following information:

- the name(s) of any subsidiary that as of the latest balance sheet date (1) has capital stock collateralizing the notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the exchanged notes;

- the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

- how you determined the book value and market value of each company and what the book value and market value of each company is;

- that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

- that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the exchange notes.

Curtis S. Shaw
Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
October 24, 2013
Page 8

Financial Statements

Note F – Debt, page F-10

30.   Please tell us how you have accounted for the registration rights agreement that you entered into in connection with the issuance of the senior notes in January 2013, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

Note N – Divesture, page F-18

31.   We note that the results of operations of the EPS business were not classified as discontinued operations since you will have continuing cash flows as a result of a supply agreement entered into contemporaneously with the sale and purchase agreement. Please enhance your disclosure to discuss the nature of the supply agreement and clarify to what extent you will have continuing involvement, if any, in the operations of the EPS business.

Note O – Restructuring, page F-19

32.   Please enhance your disclosure here and on page F-73 to disclose the total amount of restructuring charges expected to be incurred for each reportable segment as required by FASB ASC 420-10-50-1.

Note P – Subsequent Events, page F-19

33.   You disclose that you evaluated subsequent events through the time the financial statements were available for issuance on August 7, 2013. We note that your Form S-4 was not filed until September 30, 2013. Please confirm that there were no material nonrecognized subsequent events that occurred between August 7, 2013 and September 30, 2013.

Report of Independent Registered Public Accounting Firm, page F-26

34.   Please make arrangements with the predecessor auditor to have them revise the audit report to refer to the current name of the company, Trinseo S.A., rather than The Styron Business.

Note M – Income Taxes, page F-52

35.   It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Supplemental Condensed Consolidating Balance Sheet, page F-76

36.   Please clarify why the Intercompany receivables – noncurrent and Intercompany payables – noncurrent line items are classified as long-term instead of as current.

Supplemental Condensed Consolidating Statement of Cash Flows, page F-80

37.   We note that the Issuers column reflects no net sales and an immaterial amount of cost of sales; however, you disclose on page F-80 that the Issuers reported cash provided by operating activities of $13.0 million for the year ended December 31, 2012. Please help us understand how the Issuers generated positive operating cash flows in light of the absence of associated net sales.

Information Not Required in Prospectus, page II-1

38.   Please revise to include Item 702 of Regulation S-K disclosure for each co-registrant, including the Delaware co-issuer. Please refer to Item 20 of Form S-4.

Signatures, page II-4

39.   Please revise the signature pages to include the city in which the registration statement was signed on behalf of the foreign entities. Please see the "Signatures" section in Form S-4.

Exhibit 4.7 – Joinder to Purchase Agreement

40.   We note that this agreement refers to a January 24, 2013 Purchase Agreement, which agreement is also referenced in the Indenture. However, the Purchase Agreement appears to have not been filed as an exhibit to the registration statement. Since this document is also listed as one of the agreements reviewed by certain counsel in rendering its legal opinion (refer to Exhibit 5.11), please file this agreement as an exhibit with your next amendment, or identify for us the exhibit covering it.

Exhibit 5.2 – Opinion of Reed Smith LLP, Hong Kong
Exhibit 5.4 – Opinion of Kirkland & Ellis International, LLP, United Kingdom
Exhibit 5.7 – Opinion of Loyens & Loeff N.V., Netherlands
Exhibit 5.8 – Opinion of Clayton Utz
Exhibit 5.9 – Opinion of Homburger AG
Exhibit 5.11 – Opinion of McCann FitzGerald
Exhibit 5-12 – Opinion of Chiomenti Studio Legale
Exhibit 5.13 – Opinion of WongPartnership LLP

41.   Please have each counsel revise its respective opinion to remove the language that no
        other person may rely on the opinion as an inappropriate limitation on reliance. Refer to
        Section II.B.3.d of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Exhibit 5.5 – Opinion of Loyens & Loeff

42.   It appears that the assumption listed in section 2.4 would represent a material fact
        underlying the opinion that can be readily ascertainable by counsel. As it is inappropriate
        for counsel to "assume away" the issues upon which counsel must opine, please have
        counsel remove this assumption or otherwise explain to us why it would not represent an
        overly broad assumption of a material fact underlying the opinion. In providing your
        analysis, please consider the guidance found in Section II.B.3.a of Staff Legal Bulletin
        No.19. Please comply with this comment also with respect to Exhibit 5.7, Section 2.1 in
        Schedule 3.

Exhibit 5.7 - Opinion of Loyens & Loeff N.V., Netherlands

43.   Please have counsel remove the limitations in Section 4.5 in page four of the opinion as
        inappropriate.

44.   Please explain to us what a "positive advice of the works council of Styron Netherlands"
        listed in Section 1.4 of Reviewed Documents in Schedule 2 means and its significance.
        To the extent necessary, please have counsel revise Schedule 2 accordingly. Please
        address this comment also with respect to the assumption in Section 3.5 (Schedule 3).

45.   It is not readily ascertainable what assumption counsel is making in Section 3.3 and how
        it may affect the enforceability of counsel's opinion. Please explain, and to the extent
        necessary, have counsel revise Section 3.3 to help a reader understand the impact of
        having resolutions of the board of managing directors subjected to an approval at the
        general meeting of the company.

Exhibit 5.8 – Opinion of Clayton Utz

46.   In Section f(ii) on page five of the opinion, please have counsel explain the significance
        of the Second Supplemental Indenture being executed and delivered by "an Attorney of
        the Company" and why this fact would not be readily ascertainable by counsel. We may
        have additional comments following the review of your response.

Exhibit 5.12 – Opinion of Chiomenti Studio Legale

47.   Since counsel is rendering an opinion in connection with the filing of the registration
        statement, please have counsel revise the list of documents reviewed to include the
        registration statement.

Exhibit 5.13 – Opinion of WongPartnership LLP

48.   Please have counsel revise its opinion to include the Indenture in the list of Transaction
        Documents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3424 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Ronald Francis, Esq.